                                                               EXHIBIT 99(g)(4)


                                               (c) 1973 by Julius Blumberg, Inc.
                                                            Publisher, NYC 10013

Summons with Notice Supreme Court
Personal or Substituted Service 8-88

Supreme Court of the State of New York
County of New York
-------------------------------------------X
BARBARA DEITAL, individually and on        :
behalf of all others similarly situated,   :   To the above named Defendant(s)
                                           :
                                           :   Index No.
                                           :   Plaintiff(s) designates
                                           :   New York
                     Plaintiff(s)          :   County as the place of trial
                        against            :
                                           :   The basis of the venue is
                                           :   Related to Case #6044/9
PIERRE CHAREYRE, JOHN B. FRASER,           :
GILLES GUINCHARD, ERIC LOMAS,              :   Summons with Notice
ALAIN REDHEUIL, R. GARY GENTLES,           :   Plaintiff(s) reside(s) at
AUSTIN LIST, GERALD E. MORRIS,             :   150 East 18th Street
NICOLAS SOKOLOW, SERGE WEINBERG,           :   Brooklyn, New York 11226
REXEL, INC. AND REXEL, S.A.                :
                                           :   County of Kings
                     Defendant(s)          :
-------------------------------------------X


YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff's Attorney(s) within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded herein.

Dated, September 2, 1997
Defedant's Address:  See Attachted Schedule A

                                                  Kaufman, Malchman, Kirby
                                                  & Squire, LLP
                                                  Attorney(s) for Plaintiff(s)
                                                  Office and Post Office Address

                                                  919 Third Avenue
                                                  New York, NY 10022
                                                  (212) 371-6600

Notice: The nature of this action is
Breach of fiduciary duty

The relief sought is
injunctive relief, damages

        Upon your failure to appear, judgment will be taken against you by
default for the sum of $      with interest from           19     and the costs
of this action.

                                  SCHEDULE A
                                  --------


                            Addresses of Defendants



        PIERRE CHAREYRE                         AUSTIN LIST
        Unknown                                 Unkown

        JOHN B. FRASER                          GERALD E. MORRIS
        Unknown                                 Unkown

        GILLES GUINCHARD                        NICOLAS SOKOLOW
        Unknown                                 Unkown

        ERIC LOMAS                              SERGE WEINBERG
        Unknown                                 Unkown

        ALAIN REDHEUIL                          REXEL, INC.
        Unknown                                 150 Alhambra Circle
                                                Coral Gables, Florida 33134

        R. GARY GENTLES
        Unknown
                                                REXEL, S.A.
                                                Paris, France

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
----------------------------------------X
BARBARA DEITAL, individually and on     :
behalf of all others similarly          :
situated,                               :     Index No.
                          Plaintiff,    :
                                        :     CLASS ACTION
           - v. -                       :     COMPLAINT
                                        :     ------------
                                        :
                                        :
PIERRE CHAREYRE, JOHN B. FRASER,        :
GILLES GUINCHARD, ERIC LOMAS, ALAIN     :
REDHEUIL, R. GARY GENTLES, AUSTIN       :
LIST, GERALD E. MORRIS, NICOLAS         :
SOKOLOW, SERGE WEINBERG, REXEL,         :
INC. and REXEL, S.A.,                   :
                                        :
                  Defendants.           :
----------------------------------------X

                                 INTRODUCTION
                                 ------------

          This action arises out of an unlawful scheme and plan by Rexel, S.A. ("Parent"), the 50.6% shareholder of Rexel, Inc. ("Rexel" or the "Company") to acquire the remaining ownership of the Company in a going-private transaction for grossly inadequate consideration and without full and complete disclosure of all material information, in breach of defendants' fiduciary duties. Moreover defendants, in further violation of their fiduciary obligations, have taken steps designed to circumvent the procedures and protections customarily afforded minority shareholders in a going-private transaction, all in an effort to enable Parent to pay as little as possible for the Company's stock.

                                  THE PARTIES
                                  -----------

          1. Plaintiff is and has been at all relevant times the owner of Rexel common shares.

          2. Defendant Rexel is a corporation organized and existing under the laws of the State of New York with its principal executive offices located at 150 Alhambra Circle, Coral Gables, Florida, 33134. Rexel is a wholesale distributor of electrical parts and supplies, operating 190 electrical distribution locations in twenty states. In 1996, Rexel served over 82,000 customers. As of March 3, 1997, Rexel had issued an outstanding 25,733,290 shares of common stock, of which Parent owned approximately 12.8 million, or 50.6% of Rexel's outstanding shares.


          3. (a) Defendant Gilles Guinchard ("Guinchard") is and was at all relevant times President and Chief Executive Officer and a director of Rexel.

             (b) Defendant Alain Redheuil ("Redheuil") is and was at all relevant times a director of Rexel and Chairman and Chief Executive Officer of Parent, a company which is controlled, by virtue of its stock ownership of Parent, by Pinault Printemps -- Redoute S.A. ("Pinault"), a large French conglomerate considered a leader in multi-distribution.

             (c) Defendant Serge Weinberg ("Weinberg") is and was at all relevant times Vice Chairman of the Rexel Board and Chairman of Pinault. Weinberg was one of three designees to the Rexel Board appointed by Parent pursuant to the terms of an Investment Agreement between Rexel and Parent ("Investment Agreement").

          (d) Defendant Eric Lomas ("Lomas") is and was at all relevant times Chairman of the Rexel Board. Lomas was one of three designees to the Rexel Board appointed by Parent pursuant to the Investment Agreement.

          (e) Defendant Gerald E. Morris ("Morris") is and was at all relevant times a director of Rexel and was one of three Parent designees to the Company's Board pursuant to the terms of the Investment Agreement.

          (f) Defendant Pierre Chareyre ("Chareyre") is and was at all relevant times a director of Rexel and Financial Officer of Parent.

          (g) Defendants John B. Fraser ("Fraser"), R. Gary Gentles ("Gentles"), Austin List ("List") and Nicolas Sokolow ("Sokolow") are and have been at all relevant times directors of Rexel. Defendant Fraser is the Managing Director of Citibank, N.A. and Lomas has previously served as head of The Hill Thompson Group, Ltd. and Gruntal & Co., investment banking concerns.

          (h) In addition to their membership on the Board of Rexel, the individuals named in paragaph 3(a) -(g) ("Individual Defendants") have enjoyed a longstanding business and/or social acquaintance. For example, defendants List and Fraser both serve as directors of Worldtex, Inc., a covered yarn manufacturer and a subsidiary of Rexel.

          (i) The Individual Defendants receive substantial perquisites for serving as Rexel directors. Non-employee directors of Rexel are paid a fee of $1,333 per month and an additional $900 for each meeting attended. Defendant Lomas is paid $75,000 per year for his services as Chairman of the Board of Rexel. Directors are also entitled, upon retirement, to $1,333 per month-for a period equal to the retired director's length of service on the Rexel Board.

          (j) In addition, each non-employee director effective 1993, is entitled to receive stock options of an option to purchase an initial 10,000 shares and an option to purchase an additional 2,500 annually (or 5,000, in the case of an individual who served as Chairman in the preceding year) ("Annual Option"). The option price granted pursuant to the Annual Option is equal to the fair market value on the day the option is granted. Thus, the option prices initially granted defendants Sokolow and Redheuil were $7.25 per share and $14.3125, respectively. In a change in control of Rexel, the options become immediately exercisable.

          4. As noted above, each of the Individual Defendants is a director of Rexel, and thus has a fiduciary duty to the shareholders of Rexel to advance the financial interests of the Company and its shareholders.

          5. Defendant Parent is a French corporation which maintains offices in Paris, France but has subsidiaries and divisions worldwide, including in the United States. According to Rexel's Form 10K for the fiscal year ended December 31, 1996, Parent is believed to be the largest electrical supplies distributor in the world, based on 1996 sales. As noted in paragraph 3(b) above, parent is controlled by Pinault, which owns approximately 70% of Parent.

          6. The Individual Defendants named in paragraph 3 above, as officers and/or directors of Rexel, and Parent, as the majority stockholder of Rexel, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below). The Individual Defendants are, however, incapable of impartially determining whether the challenged transaction is in the best interests of Rexel's public stockholders because their allegiance lies with Parent by reason of their current and promised positions with Parent and its divisions.


                            CLASS ACTION ALLEGATIONS
                            ------------------------

          7. Plaintiff brings this action pursuant to CPLR 901 et seq., individually and on behalf of all other stockholders of the Company (except the defendants herein elnd any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or
will be [                 illegible                 ] fully described herein
(the "Class").

          8. This action is properly maintainable as a class action for the following reasons:

             (a) The Class is so numerous that joinder of all members is impracticable. As of March 8, 1596, there were approximately 1,286 holders of record of Rexel common stock, which seock trades on the New York Stock Exchange.

          (b) Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

          (c) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alla, the following:
                          ----- ----

               (i) Whether defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class;

               (ii) Whether the Individual Defendants, as officers and/or directors of the Company, and Parent, as the majority stockholder of Rexel, have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, loyalty, due care, and candor;

               (iii) Whether the defendants have disclosed all material facts in connection with the challenged transaction; and

               (iv) Whether plaintiff and the other members of the Class would be irreparably damaged were defendents not enjoined from the conduct described herein;

          (d) The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

          (e) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

          (f) A class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class, who has suffered or will suffer damages, to bring separate actions.

          9. Moreover, defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory belief with respect to the Class as a whole.

                     BACKGROUND AND SUBSTANTIVE ALLEGATIONS
                     --------------------------------------

          10. Rexel has been engaged in a major restructuring effort since
1992, disposing of other lines of business (such as apparel parts and supplies anc yarn manufacturing through the Company's Worldtex, Inc. subsidiary) while concentrating on the electrical supplies business. As part of the restructuring, in April 1992, Rexel (then known as Willcox & Gibbs, Inc.) entered into a Purchase Agreement ("Purchase Agreement") with Parent and its subsidiary, International Technical Distributors, Inc. ("ITD"), pursuant to which Rexel issued approximately 6.3 million of its shares to Parent and ITD for $10 million in cash.

          11. Thereafter, in March, 1993, Rexel sold an additional 3.5 million shares to Parent for $31.5 million. In connection with the sale, the size of Rexel's Board of Directors was reduced from twelve to nine members, and two additional nominees designated by Parent became Rexel directors.

          12. The results of restructuring have finally begun to have an impact on the Company's financial results, as demonstrated in the summary table below:

                          1993          1994          1995          1996
                       (In thousands   except for   share        amounts)
================================================================================
NET SALES              $521,519       $1,065,54     $1,120,68    $1,159,446
                                      3             8

NET INCOME             $  9,067       $             $            $   29,396
                                      8,931         19,775

NET INCOME PER         $   0.43       $             $            $   1.13
SHARE                                 0.38          0.80
================================================================================

          13. In 1995, analysts were speculating that Parent, which then owned 44% of Rexel's common stock and which had begun acquiring additional shares of the Company on the open market at prices ranging from $7.125 to 59 per share, would acquire all of Rexel's common stock. However, until the end of 1995, Rexel had a fairly heavy debt load. In August, 1995, Rexel redeemed all of its outstanding 7% Convertible Subordinated Debentures due 2014.

          14. In addition, in late 1996 and early 1997, Rexel acquired three regional distributors of electrical parts and supplies, the full effect of which has not yet been fully reflected in the Company's financial results or stock price. However, in Rexel's most recent quarterly results for the quarter ended June 30, 1997, the Company reported sales of $348.2 million, of which $39.2 million (or over 10%) was attributable to Rexel's three most recent acquisitions. In terms of net income, Rexel reported quarterly net income per share of $0.35 per share compared with $0.29 per share for the same period in 1996. Market reaction to the financial results was swift, increasing Rexel's trading price from $17.25 on July 22, 1997, to $18.31 by August 5, 1997.

          15. Analyst reaction to Rexel's most recent acquisitions have been extremely favorable. In a December 6, 1996 report by Cleary, Gull, Reiland & McDevitt, Inc., one analyst noted that Rexel's acquisition of Cable & Connector Warehouse, Inc. ("CCW") should add, using "conservative estimates", $0.03 alone to Rexel's earnings per share, and longer term would produce significant synergies. This same report noted that some store's sales had almost doubled, from 3-4%, to 6.5-7%.

          16. On or about August 29, 1997, Rexel and Parent separately announced that Parent had proposed to acquire all the shares of common stock not held by Parent or its affiliates for a price of $19.50 cash per share (the "transaction"). The aggregate value of the transaction (which was not contingent upon financing) would be approximately $265 million.

          17. In connection with the annoucement or the transaction, Parent also announced that it was not interested, "under any circumstances" in selling its interest in Rexel.

          18. The members of Rexel's Board (i.e., the Individual Defendants)
                                            ----
have breached their fiduciary duties of good faith and loyalty. The price offered in the transaction is grossly inadequate; it represents only a slight premium over the Company's trading price prior to the announcement of the transaction and fails to fully value Rexel's excellent anticipated financial results. In fact, as recently as March 7,

1997, Rexel's closing stock price was $20.125, well over the price currently offered by Parent.

          19. Because of the control exercised by Parent over Rexel, no third party, as a practical matter, can successfully bid for the Company absent the approval of the Parent designees to the Rexel Board, especially given the presence of a shareholders rights plan (commonly referred to as a "poison pill") which is triggered upon the acquisition, or announcement of the acquisition of, 20% or more of Rexel's common stock.

          20. Parent has strongly advised all parties that it will not sell its interest in Rexel.

          21. The effect of the poison pill is to make an unwelcome takeover of the Company prohibitively more expensive. Parent's acquisition of stock in 1992 and 1994 did not trigger the poison pill.

          22. The transaction is not the result of arms-length negotiations but was determined arbitrarily by Parent and is designed to take advantage of Rexel's anticipated excellent growth position.

          23. In violation of their fiduciary obligations, and in an effort to minimize the price paid for Rexel's publicly-held shares, the defendants have proposed the transaction described above in an effort to circumvent protections customarily afforded minority shareholders in going-private transactions. Defendants have not announced whether the transaction will be conditioned on approval by a "majority of the minority." By failing to afford this protection, defendant is have breached their fiduciary obligations to structure the transaction in a procedurally fair manner.



                                CAUSE OF ACTION
                                ---------------

          24. Plaintiff hereby repeats and realleges the allegations as set forth in the paragraphs 1 through 22 above.

          25. The aforesaid transaction is in furtherance of a fraudulent plan to take Rexel private, which, if not enjoined, will result in the elimination of the public stockholders of Rexel in a transaction that is inherently unfair to them and that is the product of the defendants' conflicts of interest, as described herein. More particularly, the transaction is in violation of defendants' fiduciary duties and has been timed and structured unfairly in that:

                (a) The proposed transaction is designed and intended to eliminate members of the Class as stockholders of the Company from continued equity participation in the Company at a price per share which defendants know or should know is grossly unfair and inadequate;

                (b) Parent, by virtue of its voting and ownership power, controls and dominates each of the Individual Defendants; and

                (c) Defendants have unique knowledge of the Company and have access to information denied or unavailable to the class. Without all material information, class members are unable to determine whether the price offered in the transaction is fair.

          26. Parent suffers from an inherent conflict of interest in that, as a potential purchaser of Rexel, Parent has a desire to pay the lowest price possible while, as Rexel's majority stockholder, it is obligated to exercise its fiduciary obligations and maximize shareholder value. The majority, if not all of the Individual Defendants, are beholden to Parent and thus, suffer from the same disabling conflict of interest.

          27. By reason of the foregoing acts, practices, and courses of conduct by defendants, plaintiff and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of Rexel's assets and business, which far exceeds the transaction price in the unfair and unlawful transaction at issue, and have been and w ll be prevented from obtaining fair consideration for their shares of Rexel common stock.

          28. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the transaction to the irreparable harm of plaintiff and the Class.

          29. Plaintiff and the other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

                (a) Declaring this to be a proper class action and naming plaintiff as Class representative;

                (b) Ordering defendants to carry oue their fiduciary duties to plaintiff and the other members of the Class, including the duties of care, loyalty, and candor by among oeher things: (i) ordering defendants to conduct a market check; (ii) consider all bona fide third party offers; (iii) ordering defendants not to utilize the poison pill to thwart bona fide offers;

                (c) Granting preliminary and permanent injunctive relief against the consummation of the transaction as described herein;

                (d) In the event the transaction is consummated, rescinding the transaction effected by defendants and awarding rescissionary damages;

                (e) Ordering defendants, jointly and severally, to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

                (f) Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys and experts fees; and

          (g) Granting such other and further relief as may be just and proper in the premises.

        New York, New York
Dated:  September 2,1997
                                Yours, etc.,

                                KAUFMAN MALCHMAN KIRBY &
                                 SQUIRE, LLP
                                Jeffrey H. Squire
                                Daniel Hume
                                919 Third Avenue
                                New York, NY 10022
                                919 Third Avenue
                                New York, NY 10022
                                (212) 371-6600
                                Attorneys for Plaintiff